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                                February 17, 2006


By Courier

Max A. Webb
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

               Re:      Morgan Stanley ABS Capital I - Form S-3 no. 333-130694
                        ------------------------------------------------------

Dear Mr. Webb:

         On behalf of the registrant, Morgan Stanley ABS Capital I Inc., we transmit for filing under the Securities Act of 1933, Amendment No. 1 to the above-referenced registration statement. For your convenience, courtesy copies of the amendment are being provided to you, including a copy that is marked to show changes against the registration statement as initially filed.

         In addition, the registrant has instructed us to provide each of the responses set forth below to the staff's comments of January 19, 2006. For ease of reference, the staff's comments have been repeated below in italics and are followed by the registrant's responses, and we refer to each of your comments by the number assigned to it by you.

1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, making conforming revisions as appropriate.

We have and will continue to make conforming revisions to both the base prospectus and supplements, as appropriate.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

We confirm on behalf of the registrant that to the extent the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor (as defined in Item 1101 of Regulation AB (17 CFB 229.1101)) is or was at any time during the twelve calendar months preceding the filing of the registration statement subject to the requirements of Section 12 of 15(d) of the Exchange Act (15 U.S.C. 78l or 78o(d)) with respect to a class of asset-backed securities involving the same asset class, the depositor and each such issuing entity have filed all material required to be filed regarding the related asset-backed securities pursuant to Section 13, 14 or 15(d) of the Exchange Act (15 U.S.C. 78m, 78n or 78o(d)) for such period (or such shorter period that each such entity was required to file such materials). Such material has been filed in a timely manner, except as otherwise permitted under General Instruction I.A.4. of Form S-3. The CIK code of the affiliate of the registrant that has offered a class of asset-backed securities involving residential mortgage-backed securities is 0000762153 for Morgan Stanley Capital I Inc.

3. Please confirm that you have disclosed, or will disclose, all material legal proceedings information in a separate section pursuant to Item 1117 of Regulation AB.

We confirm that the registrant will continue to comply with its obligations under Item 1117 to disclose all material legal proceedings. We note that Regulation AB does not require all Item 1117 disclosure to be located in a separate section that contains only Item 1117 disclosure. Since in each prospectus supplement the disclosure regarding various material transaction parties is typically provided in a separate section specific to that party (see, e.g., "The Servicers" and "The Trustee" in the form of prospectus supplement included in the registration statement), any Item 1117 disclosure relating to those parties may be provided in the section that contains the specific disclosure relating to that party.

4. Please confirm that no disclosure is required regarding affiliations among the transaction parties, pursuant to Item 1119 of Regulation AB. Otherwise, please provide a separate section to disclose the affiliations.

No disclosure is required at present regarding affiliations among the transaction parties pursuant to Item 1119. As is the case with Item 1117 disclosure, Item 1119 disclosure may be presented in the section that describes the particular transaction party, rather than in a separate section that contains only Item 1119 disclosure.

5. We note that your base prospectus indicates that the trusts may include commercial loans, agency securities, and private mortgage-backed securities. However, your prospectus supplement does not contemplate an offering of securities backed by a pool of other securities or commercial loans. Please revise the prospectus supplement to include placeholders for these options.

We have provided placeholders for the referenced options. See pages S-13, S-14, S-36 and S-151 of the form of prospectus supplement. We note that no more than 5% of any asset pool may be comprised of commercial mortgage loans. See page 27 of the base prospectus.


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


6. Please direct us to the table showing loss and delinquency data for the assets being securitized. Also confirm that the assets underlying private mortgage backed securities will be reflected, as necessary, in this table.

We direct you to the disclosure provided on page S-92 of the form of prospectus supplement in paragraph (1) under "Representations and Warranties Relating to the Mortgage Loans" indicating no delinquencies for the related asset pool. Loss and delinquency data will be provided, as necessary, where the assets include underlying private mortgage-backed securities or mortgage loan pools with delinquencies.

Prospectus Supplement

Cover Page

7. Please revise the second paragraph on the left here and in the base prospectus, to ensure that they accurately reflect the language under
         Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the "issuing entity." Please also revise the applicable language in the Risk Factors section on page S-32.

We have revised the disclosure in response to this comment. We note that the certificates offered by the form of prospectus supplement are interests in the issuing entity rather than obligations of it, and we have revised the disclosure accordingly.

Summary, page S-7

8. Please revise the introductory paragraph to remove the inference that you have not included all material aspects of the transaction in the summary.

We have revised the disclosure in response to this comment.

9. We note on pages 47 and 86 of the base prospectus that you contemplate including a pre-funding period. Please include bracketed language to disclose in the prospectus supplement the information required by Item 1103(a)(5)(i), (ii), (iv), (v), and (vi).

We have provided bracketed language on page S-15 of the form of prospectus supplement in response to this comment.

Base Prospectus

Private Mortgage-Backed Securities, page 43

10. We note that the Trust Fund may include Private Mortgage-Backed Securities, including mortgage pass-through certificates and collateralized mortgage obligations. Please clarify your intention regarding the registration of those underlying securities, if necessary. Refer to Rule 190(b) of the Securities Act.

We have provided the clarifying disclosure on pages 28 and 163 of the base prospectus.


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


11. Furthermore, we note your statement in the second paragraph that the PMBS Issuer may be an affiliate of the depositor. Please confirm that any registration of such securities will be in accordance with Rule 190.

We confirm that any registration of PMBS will be in accordance with Rule 190.

Use of Proceeds, page 47

12. We note your disclosure that you will use net proceeds from the sale of securities in part to pay the costs of structuring and issuing the securities. Please expand the disclosure in your prospectus supplement to disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds.

It is not expected that the expenses incurred in connection with the selection and acquisition of the pool assets will be payable from offering proceeds. However, in the event that such expenses will be so payable the disclosure required under Item 1107(j) will be included in the related prospectus supplement. A placeholder has been added on page S-81 of the form of prospectus supplement to so reflect.

Credit Enhancement, page 69

13. Please revise to specify what you mean by your references throughout this section to other methods of credit enhancement described in the prospectus supplement. For example, please specify what is meant by the last bullet points on pages 70, 71, and 73. Also, please specify what other methods of credit enhancements might be contemplated in the base prospectus, but are not disclosed at the bottom of page 69. Further, please revise or delete your reference on page 77 to other types of derivative products or arrangements to be described in the prospectus supplement. The base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual takedown.

We wish to clarify that the last bullet points on pages 70, 71 and 73 do not describe "other methods of credit enhancement". Rather, the applicable section describes a specific method of credit enhancement, and the last bullet in each case indicates that the details of how it will be structured for a particular series may or will be further described in the related prospectus supplement. We have revised each bullet to clarify this point.

The references on pages 69 and 77 have been deleted in accordance with the staff's comment.

14. Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more the cash flow supporting any offered class.

The bracketed placeholder has been provided as requested on page S-83 of the form of prospectus supplement.


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


15. Please confirm that you will file any enhancement or support agreements or agreements regarding derivative instruments as exhibits. Refer to
         Item 1114(a), Instruction 1, and Item 1115(a)(5).

Each such agreement for any series of securities offered under the registration statement will be filed as an exhibit under Form 8-K.

Derivative Products, page 77

16. Please confirm that you will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets in the asset pool.

We confirm that we will not include in an asset pool under the registration statement any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of the receivables or other financial assets in the asset pool.

Where you can find more information, page 165

17. Please update to correctly reflect the SEC's new address: 100 F. Street, NE, Washington, D.C., 20549.

We have corrected the referenced disclosure.

                  Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter. Thank you for your time and attention.



                                               Sincerely,



                                               /s/ Siegfried Knopf





cc:      John Stickel, Esq. - Securities and Exchange Commission


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